EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

September 4, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

dw 9/9

United States Sec Filing
September 4, 2003

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Emgold Clarifies Information – dated August 15, 2003

B. Correspondence with Securities Commission(s)

1. Form 45-102F2 – dated August 14, 2003 regarding August 8, 2003 distribution of securities
2. Annual Information Form dated August 18, 2003, for period ended December 31, 2002
3. Notice of Current AIF, dated August 18, 2003
4. Cover letter enclosing amended BC Form 51-901F for period ended March 31, 2003
5. Amended BC Form 51-901F for period ended March 31, 2003, filed August 21, 2003
6. Cover letter enclosing amended BC Form 51-901F for period ended December 31, 2002
7. Amended BC Form 51-901F for period ended December 31, 2002, filed August 21, 2003
8. BC Form 51-901F with Interim Financial Statement for period ended June 30, 2003, filed August 29, 2003
9. Confirmation of Mailing for June 30, 2003, Interim Financials

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Emgold Mining Corporation (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 8, 2003, of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 14th day of August 2003.

EMGOLD MINING CORPORATION

By: "Shannon Ross"
Shannon Ross, Secretary

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

August 15, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD CLARIFIES INFORMATION

Emgold Mining Corporation (EMR: TSX Venture Exchange) ("the Company") commissioned AMEC E&C Services Limited ("AMEC") in October 2002 to prepare a Scoping Study to identify the necessary activities, capital and operating costs required to further develop the Company's Idaho-Maryland project located in Grass Valley, California. The Scoping Study is being used for permitting and planning purposes and was not intended to be a Pre-feasibility or Feasibility Study. The Company posted the Scoping Study on its website and provided summary information derived from it in news releases, corporate information and documentation for various permitting activities. At the request of the British Columbia Securities Commission ("BCSC"), Emgold has since removed all of the information concerning the Scoping Study and additional development, operating criteria and financial projections from its website and corporate information. The Company now wishes to emphasize that the Scoping Study does not constitute a Technical Report within the requirements of NI 43-101 as the economic analysis in it is based on resources that have not yet been delineated and which the Scoping Study refers to as a potential block of resources. It should clearly be understood that the Scoping Study, its findings and financial projections are conceptual in nature and are not appropriate for public reliance. This includes related information regarding the development and operating potential of the Idaho-Maryland project previously disclosed in news releases, corporate brochures, the Company's website and quarterly and annual reports. At the request of the BCSC, this information should be considered withdrawn from the public record.

In its June 20, 2002 news release, Emgold disclosed historical information about its Stewart Property, near Ymir in southeastern British Columbia. Drilling by Shell Minerals in 1980 was reported by Shell to have discovered wide intersections of molybdenum mineralization. Sixteen holes drilled into the Phase II Breccia area in 1981 allowed Shell to outline a resource of molybdenite mineralization. Disclosure of the molybdenum resource in the news release of June 20, 2002 does not provide information required under section 2.4 and 3.4 of NI 43-101. The historical estimate quoted in the news release does not use acceptable resource or reserve categories with details of quantity and grade or quality of each category of mineral resources with details of the key assumptions, parameters and methods used to estimate the mineral resources. The Company therefore cautions that this information is historical in nature and is also not appropriate for public reliance.

The Company is issuing an Annual Information Form (AIF) that includes all of the current corporate and project information. For additional information please visit the Company's website www.emgold.com or www.sedar.com.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547 Toll Free: 1-877-642-6200


EMGOLD

EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@emgold.com

August 21, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Commission des valeurs mobilières du Québec

Dear Sirs:

Emgold Mining Corporation (the "Issuer")
Notice of Current AIF Pursuant to Subsection 3.1(2) of MI 45-102

This letter is filed in accordance with subsection 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102").

We hereby advise that a "current AIF" as defined in MI 45-102, has been filed in the form required by Form 44-101F1 in British Columbia and Alberta by the Issuer, who is not eligible to use NI 44-101, and contains audited financial statements for the Issuer's most recently completed financial year. The "current AIF" was filed under SEDAR project number 564935.

Sincerely,

(signed)
"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Emgold Mining Corporation**


EMGOLD

EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@emgold.com

August 21, 2003

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Amended Quarterly Report for the Period Ended March 31, 2003

In connection with the continuous disclosure review of Emgold Mining Corporation ("the Company"), we enclose an Amended BC Form 51-901F for the period ended March 31, 2003. Please refer to the Company's news releases of August 15, 2003, and August 21, 2003.

Sincerely,

(signed)
"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Emgold Mining Corporation**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3003
cc: Alberta Securities Commission
cc: Commission des valeurs mobilières du Québec
cc: TSX Venture Exchange



British Columbia Securities Commission

AMENDED QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management wth the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuers financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS				
NAME OF ISSUER Emgold Mining Corporation.			FOR QUARTER ENDED March 31, 2003	DATE OF REPORT AS AMENDED YY MM DD 2003 Aug 21
ISSUER ADDRESS Suite 1400 – 570 Granville Street				
CITY Vancouver	PROVINCE BC	POSTAL CODE V6C 3P1	ISSUER FAX NO. 604-687-4212	ISSUER TELEPHONE NO. 604-687-4622
CONTACT NAME Shannon Ross		CONTACT POSITION Secretary		CONTACT TELEPHONE NO. 604-687-4622
CONTACT EMAIL ADDRESS sross@langmining.com		WEB SITE ADDRESS www.emgoldmining.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"SARGENT H. BERNER"	Sargent H. Berner	2003 AUG 21
DIRECTOR'S SIGNATURE "WILLIAM J. WITTE"	PRINT FULL NAME William J. Witte	DATE SIGNED YY MM DD 2003 AUG 21

EMGOLD MINING CORPORATION
QUARTERLY REPORT (Amended)
MARCH 31, 2003

Schedule A:

See unaudited consolidated financial statements.

Schedule B:

1. Analysis of expenses and deferred costs

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

2. Related party transactions

See note 3 to the unaudited consolidated financial statements for the three months ended March 31, 2003.

3. Summary of securities issued and options granted during the period

(a) **Securities issued during the three months ended March 31, 2003**

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
January 3, 2003	Common	Stock options	75,000	0.10	7,500	Cash	Nil
January 7, 2003	Common	Stock options	20,000	0.10	2,000	Cash	Nil
January 20, 2003	Common	Stock options	50,000	0.30	15,000	Cash	Nil
January 23, 2003	Common	Agent's warrants	6,000	0.30	1,800	Cash	Nil
January 31, 2003	Common	Private placement	2,472,222	0.45	1,112,500	Cash	$89,000
February 14, 2003	Common	Agent's warrants	6,500	0.30	1,950	Cash	Nil
February 21, 2003	Common	Stock options	5,000	0.10	500	Cash	Nil
February 10, 2003	Common	Escrow cancelled	(4,558)	Nil	Nil	Nil	Nil
March 13, 2003	Series A First Preference Shares	Indebted-ness	3,948,428	$0.20	789,686	Indebted-ness	Nil

(b) **Options granted during the three months ended March 31, 2003**

Nil

4. **Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at March 31, 2003**

27,749,483 common shares are issued and outstanding. (See Note 2 to the unaudited consolidated financial statements.

3,948,428 Series A First Preference shares. (See Note 2 to the unaudited consolidated financial statements.

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
115,000	0.30	April 22, 2003
115,000	0.30	September 22, 2003
52,000	0.30	June 16,2004
13,000	0.30	February 21, 2007
195,000	0.30	April 21, 2007
202,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
977,000	0.10	October 12, 2011
1,819,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
953,750	0.30	September 20, 2003
953,750	0.30	September 27, 2003
2,820,000	0.30	December 20, 2003
2,966,666	0.55	February 3, 2004
4,740,000		

(d) **Shares in Escrow**

During the period, 4,558 common shares held in escrow were cancelled.

5. List of directors and officers

Frank A. Lang –Chairman and Director
William J. Witte –President, Chief Executive Officer and Director
Ron Lang - Director
Sargent H. Berner - Director
Ross Guenther – Project Manager and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Quarterly Report
March 31, 2003

We are pleased to present the Quarterly Report for Emgold Mining Corporation together with the unaudited interim consolidated financial statements for the three months ended March 31, 2003.

During 2002 Emgold entered into a revised mining lease and option to purchase agreement with the "BET Group" to acquire the Idaho-Maryland Gold Mine. The Agreement includes a mining lease and option to purchase the property, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), approximately 37 acres of land with mineral rights located around the New Brunswick Shaft and an additional parcel of 56 acres of land located west of the Idaho No. 1 Shaft. The term of the lease agreement is five years commencing on June 1, 2002. The revised agreement will cost the company less than half of the previous agreement with a simplified 3% Net Smelter Royalty and includes the additional 56 acre parcel of land necessary for faster and more cost effective development of the mine.

During the three months ended March 31, 2003, Emgold completed a private placement for gross proceeds of $1,112,500. A debt conversion agreement with all debt holders to accept an aggregate total of 3,948,428 million Series A First Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness was completed in the first quarter of fiscal 2003. The Series A First Preference Shares are convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares, which represents an effective conversion rate equal to $0.80 per common share. The shares also have attached a gold redemption feature by which in certain circumstances the holders may elect at the time of a proposed redemption to receive gold valued at $300 (U.S.) per ounce in lieu of cash. Interest of $18,799 is payable and has been accrued at the rate of 7% per annum on the Series A First Preference Shares.

In 2002, Emgold engaged AMEC E&C Services Ltd. (AMEC) to complete a Technical Report in accordance with National Instrument 43-101. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization. The Technical Report presented Measured and Indicated Mineral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report also recommends further review of historical data to develop a better understanding of the Idaho-Maryland ore body and define additional resources. Based on this recommendation, our geologists continue to "mine data" and are increasing the knowledge and resources of the mine. In April 2003 we announced increased gold resources for the Idaho-Maryland. The recently updated Measured and Indicated Resources for the Idaho-Maryland Mine are 1.666 million tons at 0.22 ounces of gold per ton and Inferred Mineral Resources are 2.477 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. Additional resources continue to be defined by the project team and Emgold will be announcing increased resources as they are developed from the historical information.

Emgold commissioned AMEC in October 2002 to prepare a Scoping Study to identify the necessary activities, capital and operating costs required to further develop the Company's Idaho-Maryland project located in Grass Valley, California. The Scoping Study is being used for permitting and planning purposes and was not intended to be a Pre-feasibility or Feasibility Study. The Company posted the Scoping Study on its website and provided summary information derived from it in news releases, corporate information and documentation for various permitting activities. At the request of the British Columbia Securities Commission ("BCSC"), Emgold has since removed all of the information concerning the Scoping Study and additional development, operating

criteria and financial projections from its website and corporate information. The Company now wishes to emphasize that the Scoping Study does not constitute a Technical Report within the requirements of NI 43-101 as the economic analysis in it is based on resources that have not yet been delineated and which the Scoping Study refers to as a potential block of resources. It should clearly be understood that the Scoping Study, its findings and financial projections are conceptual in nature and are not appropriate for public reliance. This includes related information regarding the development and operating potential of the Idaho-Maryland project previously disclosed in news releases, corporate brochures, the Company's website and quarterly and annual reports. At the request of the BCSC, this information should be considered withdrawn from the public record.

Our focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons between 1863 and 1893. We are implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report. Applications for drill permits have been submitted to the appropriate local government agencies and we are confident we will receive the permits in a timely manner. We are also preparing the necessary documentation to submit applications to acquire a Use Permit to construct the decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. We are currently planning an airborne geophysical survey for the Stewart property to clarify our understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, our geologists have submitted applications for four drill sites on the Stewart property.

Quarterly Report
March 31, 2003

Management Discussion and Analysis For The Three Months Ended March 31, 2003 and 2002

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics, exploration and development drilling and data evaluation until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Financial Position

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2002 and 2001.

Financing Activities

At March 31, 2003, Emgold had working capital of $674,650. Working capital is defined as current assets less current liabilities.

Investing Activities

During the three months ended March 31, 2003 ("fiscal 2003"), Emgold expended $276,205 in exploration costs on the Idaho-Maryland Property. The costs were for consulting and engineering fees for exploration and mine planning ($92,673), geological ($99,855) and site activities including ongoing evaluation of historic data, preparation of applications for permitting of the surface exploration program and mine planning activities ($46,863). This level of expenditure will increase as drilling commences and financing is sufficient to continue drilling. All exploration expenditures are expensed. There are currently no acquisition costs associated with the Idaho-Maryland property, as the Company currently has a five-year lease and option to purchase on the property. The current lease commenced on June 1, 2002, and expires on May 31, 2007.

The term of the amended lease on the Idaho-Maryland property is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted Emgold the exclusive right and option to purchase all of the leased property. As consideration for the said option, Emgold paid US$9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002. Payments of US$19,500 ($30,233) are due quarterly on the first day of February (paid), May (paid subsequent to March 31, 2003), August and November in 2003, and payments of US$25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be US$4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments shall be applied as a credit on the purchase price, but option payments shall not be so applied.

During the three months ended March 31, 2003, there were no acquisition costs on the Rozan or Stewart properties. Subsequent to March 31, 2003, 50,000 common shares were issued at a deemed value of $27,500 on the Rozan property. Exploration expenses written off during fiscal 2003 totalled $215 on the Stewart property and $375 on the Rozan property. Emgold also expended no funds on the Porph claims during fiscal 2003. The Porph claims are in good standing.

Quarterly Report
March 31, 2003

Liquidity and Capital Resources

Results of Operations

Emgold's loss for the three months ended March 31, 2003, was $477,967, or $0.02 per share, compared to a loss of $38,217 or $0.00 per share for the three months ended March 31, 2002. In 2002 Emgold renegotiated a lease and option to purchase the Idaho-Maryland property. As a result of the renegotiation, expenditures have increased substantially on the Idaho-Maryland property. These expenditures will be substantial over the next year as a drilling program is being planned and is expected to commence in July 2003. Emgold changed its accounting policy in 2002 and now expenses all exploration and development expenditures.

Legal, accounting and audit fees increased from $936 in fiscal 2002 to $1,147 in fiscal 2003. Office and administration fees increased from $375 in fiscal 2002 to $29,772 in fiscal 2003. Salaries and benefits increased from $8,143 in fiscal 2002 to $56,981 in fiscal 2003. These costs reflect the increased administrative time related to the processing of transactions and filing and other fees related to the increased activity by the Company. The fiscal 2002 activity did not increase substantially until the end of the second interim period, and activity on the Idaho-Maryland property increased as financing was obtained and the scoping study and other reports were completed in 2002. Exchange gains have increased from $26 in fiscal 2002 to $15,273 in fiscal 2003. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations.

Shareholder communication fees have also increased from $3,296 in fiscal 2002 to $69,114 in fiscal 2003 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees of $14,093 compared with $3,236 in fiscal 2002. It also includes fees associated with the maintenance of the Company's website. In fiscal 2003 the Company entered into an investor relations contract and $8,500 was incurred in fiscal 2003, and is included in shareholder communication costs. A media campaign and an advertising program commenced in the first quarter of fiscal 2003. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities. Subsequent to the end of the first quarter of fiscal 2003, and subsequent to the date of the audit report, the Company entered into a two short-term investor relations contracts with two unrelated companies, Coal Harbor Communications ("Coal Harbor") and Windward Communications and Consulting Ltd. ("Windward"). Coal Harbor will receive a fee of CN$3,500 per month starting April 2003. The term of the contract is month-by-month. Emgold will pay Coal Harbor's fees from its current working capital. Windward will receive an initial set-up fee of US$3,500, which will cover services for during April and May of 2003, and thereafter a fee of US$2,500 per month starting June 1, 2003. The term of the contract is non-specific. However, Emgold may terminate the agreement at any time by providing Windward with a two-week written notice and payment of any outstanding fees. No expenditures were incurred in the three months ended March 31, 2003.

Administrative expenditures have gradually increased to the present level over a nine-month period as activity on the Idaho-Maryland property increased throughout the same period, and will likely remain at the present level for the foreseeable future.

The Company will be holding its Annual General Meeting on June 18, 2003 at the Four Seasons Hotel in Vancouver, British Columbia at 2:00 p.m.

Management fees of $7,500 were paid to Lang Mining Corporation ("Lang Mining") in the three months ended March 31, 2003, for the services of an officer and director of the Company. No additional salary or fee is paid for the services of the director and officer by the Company. Lang Mining is a private company controlled by an officer and director of the Company.

Quarterly Report
March 31, 2003

Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for the companies. Expenses are allocated on a full overhead cost recovery basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space. There are no management or administration fees associated with the recovery of expenses.

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company. As a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum, of which $18,779 has been accrued. The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of $0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion rate of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

During the three months ended March 31, 2003, Emgold completed a private placement of 2,472,222 units at a price of $0.45 per unit, for net proceeds of $1,011,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share until February 3, 2004, at an exercise price of $0.55. A cash commission of 8% was paid and a non-transferable broker warrant was issued, exercisable to purchase up to 494,444 common shares until February 3, 2004, at an exercise price of $0.55 per share. During fiscal 2003, 150,000 stock options were exercised at prices from $0.10 to $0.30 per share, and 12,500 agent's warrants were exercised at $0.30 per share to provide $28,750 to the treasury.

Subsequent to March 31, 2003, 115,000 stock options were exercised at $0.30 per share, 15,000 stock options were exercised at $0.25 per share and 8,600 agent's warrants were exercised at $0.30 per share to provide $40,830 to the treasury.

Quarterly Report
March 31, 2003

Risks and Uncertainties

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although Emgold has obtained a comprehensive legal opinion with respect to title to the Idaho-Maryland Property, there is no guarantee that its title will not be challenged or impugned. Emgold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Emgold has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the continuing support of its creditors, funding from related parties, and ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of

further exploration and development of its projects or failure to make payments required to acquire its core properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation are primarily targeting large open pit mining operations for all metals, not specifically gold. The legislation addresses the reclamation and backfilling of large open pit mining operations and specifically the stabilization, contouring and naturalization of waste and tailings containment sites. This new legislation does not adversely affect the development or operation of the Idaho-Maryland Mine located in Grass Valley, California. The Idaho-Maryland is an underground mine and will employ environmentally responsible waste and tailings management systems. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain significant quantities of hazardous minerals. The Idaho-Maryland Mine will backfill existing workings with its mill tailings and is also investigating new technology that will manufacture environmentally sound and saleable products that could enhance the overall profitability of the mine. The new mining legislation does not have any impact on Emgold's ability to develop or operate the Idaho-Maryland Mine as a safe, effective and profitable gold mine. Emgold will make information available to the public as it progresses through the permitting process and when it is appropriate to do so.

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. While environmental legislation in the state of California is well defined, it continues to evolve in a manner which means stricter standards and enforcement, and fines, penalties and closure of operations for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

Emgold's focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The Company is implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report. Applications for a surface-drilling permit have been submitted to the appropriate local government agencies. On May 20, 2003, the Planning Commission of the City of Grass Valley unanimously approved Emgold's application to proceed with the drilling program subject to a mandatory 15-day review period required for public comment and the review of any conditions as outlined in the Company's application. On June 5, 2003, the City of Grass Valley granted Use Permit UP03-02 to the Company to complete surface diamond drilling from four surface locations within the City for a six-month term to commence from the start of drilling. The surface-drilling program will be conducted in stages. The first stage of surface drilling will include approximately 4,000 to 5,000 feet of diamond drilling estimated to cost US$ 275,500 including a 10 percent contingency. The "all in" estimated unit-drilling costs are US$ 55.10 per foot or

US$180.75 per metre. The surface-drilling program will be funded from the Company's treasury with additional money from existing shareholders exercising warrants. The budget for the 5,000-foot drill program is presented in the following table:

ACTIVITY	ESTIMATED COST (US$)
Direct Diamond Drilling	$140,000
Assaying	54,000
Geology - Labour	15,400
Data Processing	1,500
Site Preparation	1,500
Land Leases	6,000
Core Storage	4,500
Consumables	5,600
Noise Suppression Equipment	2,000
Reclamation and Abandonment	5,000
Bonding for Reclamation	5,000
Liability Insurance	5,000
Miscellaneous	5,000
Contingency (10%)	25,000
Total	$275,500

Emgold is preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

The Company continues to review historic geologic and mining data in order to expand the existing resource base. Management is working to identify cost effective measures to put the Idaho-Maryland back into safe, effective and profitable production for the benefit of the community of Grass Valley and Emgold's shareholders. In a news release dated April 15, 2003, the Company restated an increased Mineral Resource Summary as of April 7, 2003, that is presented in this report. All resource calculations and historical development records were reviewed, compiled, and verified by Mr. Mark Payne, California Registered Geologist 7067, Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." As the geologic review continues, the Company anticipates that additional resources will be defined periodically based on the historical information.

Emgold is also planning work programs on the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. A previous exploration program tested four areas of the Stewart property - the North gold Zone, the Silver King Porphyry Zone, the QFP Stockwork Zone and the Arrow Tungsten Zone. The program consisted of soil geochemical sampling and geological mapping. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the property. The Company is currently planning an airborne geophysical survey for the Stewart property to clarify its understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, the Company's geologists have submitted applications for four drill sites on the Stewart property.

Quarterly Report
March 31, 2003

On April 15, 2003 Emgold announced increased gold resources for the Idaho-Maryland Mine located in Grass Valley, California. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. The new resource additions satisfy requirements for measured, indicated and inferred resources under National Instrument 43-101, "Standards of Disclosure for Mineral Projects. "The new resources for the Idaho-Maryland without the MCF consist of Measured Resources of 3,700 tons grading 0.40 opt gold, Indicated Resources comprised of 89,000 tons grading 0.40 opt gold, while the new Inferred Resources total 64,000 tons grading 0.40 opt gold. This represents a 19 percent increase for Indicated Resources and a 3 percent increase for Inferred Resources. The calculations were based upon extensive historic development sampling records for 2,300 feet of drift and 1,100 feet of raises located between the 1500 and 2800 levels in the Idaho workings. Twenty resource blocks demonstrating above-average gold grades were calculated within 12 separate vein structures with demonstrated continuity. Two of the blocks are inferred resources developed around single drill holes, with the majority being indicated and inferred resources within developed areas. Resources were manually calculated from polygons. Gold grades remain uncut until a proper assay grade has been calculated.

The results of the new Resources for the Idaho-Maryland Mine are summarized in "Idaho-Maryland New Mineral Resources Summary, April 7, 2003." The largest blocks of indicated and inferred resources were developed at the 2000 foot level in the Idaho 23 Vein and at the 2400 foot level in the Idaho 1 Vein, both in the Idaho Group. The Idaho 52 Vein from the 2700 to 2800 levels and 80 Vein from the 1700 to 2070 levels also host significant quantities of new indicated and inferred resources. All resource calculations and historical development records were reviewed, compiled, and verified by Mr. Mark Payne, California Registered Geologist 7067, Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects."

Idaho-Maryland – Mineral Resource Summary, April 7, 2003

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF[1]	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resource	9.5	393,000	0.21	81,000	0.30	117,000
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	**13.3**	**338,000**	**0.35**	**119,000**	**0.50**	**169,000**
Inferred Mineral Resource	10.0	838,000	0.25	212,000	0.37	307,000
Dorsey Group						
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	**8.0**	**192,000**	**0.30**	**57,000**	**0.42**	**80,000**
Inferred Mineral Resource	9.5	955,000	0.30	288,000	0.43	413,000
Brunswick Group						
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	**6.9**	**172,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resource	7.3	291,000	0.23	67,000	0.33	97,000
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	**67.3**	**906,000**	**0.16**	**144,000**		
Idaho-Maryland Project[2]						
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	**41.1**	**1,666,000**	**0.22**	**375,000**	**0.28**	**472,000**
Inferred Mineral Resource	9.4	2,477,000	0.26	648,000	0.38	934,000

1. MCF = Mine Call Factor (not applicable to Waterman group resources). **2.** Idaho-Maryland Project measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork / slate type ore).

Mine Call Factor

Historically at the Idaho-Maryland Mine the planned mill feed tonnage and gold grade rarely matched the actual results. This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number. This number or factor is called the multiplier factor or Mine Call Factor (MCF). Commonly, deposits of this type typically underpredict the gold produced. The MCF is necessary to accurately predict the

ultimate gold recovery because sampling of high-grade material causes this condition including, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number.

James Askew & Associates ("JAA") conducted a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland. JAA selected data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine. Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44. AMEC reviewed the work done by JAA and agrees with their results. The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production. This factor should only be used on the nuggety vein system data. The more homogeneous slate hosted mineralization should not be factored at any resource category.



EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@emgold.com

August 21, 2003

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Amended Quarterly Report for the Period Ended December 31, 2002

In connection with the continuous disclosure review of Emgold Mining Corporation ("the Company"), we enclose an Amended BC Form 51-901F for the period ended December 31, 2002. Please refer to the Company's news releases of August 15, 2003, and August 21, 2003.

Sincerely,

(signed)
"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Emgold Mining Corporation**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3003
cc: Alberta Securities Commission
cc: Commission des valeurs mobilières du Québec
cc: TSX Venture Exchange



British Columbia Securities Commission

AMENDED
QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management wth the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;

ii. the amount paid during the reporting period; and

iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT AS AMENDED YY MM DD
Emgold Mining Corporation.			December 31, 2002	2003 Aug 21
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.emgoldmining.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"SARGENT H. BERNER"	Sargent H. Berner	2003 AUG 21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"WILLIAM J. WITTE"	William J. Witte	2003 AUG 21

EMGOLD MINING CORPORATION
QUARTERLY REPORT
DECEMBER 31, 2002 (amended)

Schedule A:

See audited consolidated financial statements.

Schedule B:

1. Analysis of expenses and deferred costs

See audited consolidated financial statements attached in Schedule A to the Form 51-901.

2. Related party transactions

See note 10 to the audited consolidated financial statements for the year ended December 31, 2002.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three months ended December 31, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
Dec. 20, 2002	Common	Private placement	2,350,000	0.25	587,500	Cash	$47,000

(b) Options granted during the three months ended December 31, 2002

Nil

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) Issued and Outstanding Capital at December 31, 2002

25,119,319 common shares are issued and outstanding. (See Note 7 to the consolidated financial statements.

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
165,000	0.30	April 22, 2003
115,000	0.30	September 22, 2003
52,000	0.30	June 16,2004
13,000	0.30	February 21, 2007
195,000	0.30	April 21, 2007
202,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
1,077,000	0.10	October 12, 2011
1,969,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
960,000	0.30	September 20, 2003
960,000	0.30	September 27, 2003
2,820,000	0.30	December 20, 2003
4,740,000		

(d) **Shares in Escrow**

There are 4,558 common shares held in escrow. These shares were cancelled subsequent to the year ended December 31, 2002.

5. List of directors and officers

Frank A. Lang –Chairman and Director
William J. Witte –President, Chief Executive Officer and Director
Ron Lang - Director
Sargent H. Berner - Director
Ross Guenther – Project Manager and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Annual and Quarterly Report
December 31, 2002

Emgold Mining Corporation – Letter to Shareholders 2002

Dear Fellow Shareholders:

We are pleased to present the Annual Report for Emgold Mining Corporation together with the consolidated financial statements for the fiscal year ended in December 2002.

The past year has been a dynamic period for Emgold as it pushes forward on the development of the Idaho-Maryland project. During the last year Emgold entered into a revised mining lease and option to purchase agreement with the "BET Group" to acquire the Idaho-Maryland Gold Mine. The Agreement includes a mining lease and option to purchase the property, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), approximately 37 acres of land with mineral rights located around the New Brunswick Shaft and an additional parcel of 56 acres of land located west of the Idaho No. 1 Shaft. The term of the lease agreement is five years commencing on June 1, 2002. The revised agreement will cost the company less than half of the previous agreement with a simplified 3% Net Smelter Royalty and includes the additional 56 acre parcel of land necessary for faster and more cost effective development of the mine.

After Emgold entered into the revised agreement for the Idaho-Maryland Mine, we proceeded to raise capital and eliminate debt. During fiscal year 2002 the Company completed two private placements through Canaccord Capital for gross proceeds of $987,500. Subsequent to the fiscal year end, we closed a third private placement in February 2003 for additional gross proceeds of $1,112,500. Management also negotiated and received regulatory approval for a debt conversion agreement with all debt holders to accept an aggregate total of 3,948,428 million Series A First Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness. The Series A First Preference Shares are convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares, which represents an effective conversion rate equal to $0.80 per common share. The shares also have attached a gold redemption feature by which in certain circumstances the holders may elect at the time of a proposed redemption to receive gold valued at $300 (U.S.) per ounce in lieu of cash.

After the closure of the first financing, Emgold engaged AMEC E&C Services Ltd. (AMEC) to complete a Technical Report in accordance with National Instrument 43-101. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization. The Technical Report presented Measured and Indicated Mineral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report also recommends further review of historical data to develop a better understanding of the Idaho-Maryland ore body and define additional resources. Based on this recommendation, our geologists continue to "mine data" and are increasing the knowledge and resources of the mine. In April 2003 we announced increased gold resources for the Idaho-Maryland. The recently updated Measured and Indicated Resources for the Idaho-Maryland Mine are 1.666 million tons at 0.22 ounces of gold per ton and Inferred Mineral Resources are 2.477 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of

gold. The revised Mineral Resource Summary is presented in this annual report. Additional resources continue to be defined by the project team and Emgold will be announcing increased resources as they are developed from the historical information.

Emgold commissioned AMEC E&C Services Limited ("AMEC") in October 2002 to prepare a Scoping Study to identify the necessary activities, capital and operating costs required to further develop the Company's Idaho-Maryland project located in Grass Valley, California. The Scoping Study is being used for permitting and planning purposes and was not intended to be a Pre-feasibility or Feasibility Study. The Company posted the Scoping Study on its website and provided summary information derived from it in news releases, corporate information and documentation for various permitting activities. At the request of the British Columbia Securities Commission ("BCSC"), Emgold has since removed all of the information concerning the Scoping Study and additional development, operating criteria and financial projections from its website and corporate information. The Company now wishes to emphasize that the Scoping Study does not constitute a Technical Report within the requirements of NI 43-101 as the economic analysis in it is based on resources that have not yet been delineated and which the Scoping Study refers to as a potential block of resources. It should clearly be understood that the Scoping Study, its findings and financial projections are conceptual in nature and are not appropriate for public reliance. This includes related information regarding the development and operating potential of the Idaho-Maryland project previously disclosed in news releases, corporate brochures, the Company's website and quarterly and annual reports. At the request of the BCSC, this information should be considered withdrawn from the public record.

Our focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons between 1863 and 1893. We are implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in of the Technical Report. Applications for drill permits have been submitted to the appropriate local government agencies and we are confident we will receive the permits in a timely manner. We are also preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground development of the Idaho-Maryland including underground exploration to explore historic exploration and development targets. The Company is confident that additional resources may be identified that will lead to the economic development of the Idaho-Maryland Mine. It is anticipated that permitting for the Use Permit will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. An exploration program tested four areas of the Stewart property - the North gold Zone, the Silver King Porphyry Zone, the QFP Stockwork Zone and the Arrow Tungsten Zone. The program consisted of soil geochemical sampling and geological mapping. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the property. We are currently planning an airborne geophysical survey for the Stewart property to clarify our understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, our geologists have submitted applications for four drill sites on the Stewart property.

We believe that Emgold's focus on gold is in the best interest of our mining business and therefore to the benefit of our shareholders. We believe that gold will continue to be the strongest world currency because of significant global economic conditions and the separation of the US dollar from gold. We expect the value of the US Dollar will continue to decline because of the increasing US federal deficit compounded with record US trade deficits and record levels of corporate and consumer debt as a percentage of the US Gross Domestic Product. Another significant reason for gold to increase in value is very simple; demand exceeds supply. Approximately 120 million ounces of gold per year are consumed worldwide while only 80

million ounces per year are produced. Major gold mining companies need to replace their gold reserves as they are mined. Recently some gold companies have increased reserves on their balance sheets by merging with other mining companies. This "urge to merge" however, does not increase the worldwide supply of gold. Major mining companies will be looking to smaller companies, such as Emgold with newer deposits and recently discovered prospects to expand their gold reserves.

We would like to thank our shareholders, dedicated corporate team and consultants for their continued support and the strong belief in our mission. The enthusiastic support from the people of Grass Valley and the other surrounding communities within Nevada County is deeply appreciated and we look forward to a long and mutually beneficial relationship. We are committed to effectively developing the Idaho-Maryland as one of the most modern and environmentally responsible mines in the world.

On behalf of the Board of Directors,

President and CEO

Annual and Quarterly Report
December 31, 2002

Management Discussion and Analysis For The Year Ended December 31, 2002

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics, exploration and development drilling and data evaluation until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Financial Position

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2002 and 2001.

Financing Activities

At December 31, 2002, Emgold had working capital of $105,764. Working capital is defined as current assets less current liabilities.

Investing Activities

During fiscal 2002, Emgold expended $386,885 in exploration costs on the Idaho-Maryland Property. There are currently no acquisition costs associated with the Idaho-Maryland property, as the Company currently has a five-year lease and option to purchase on the property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. These expenditures including consulting and engineering fees of $138,176 and geological and geochemical expenses of $127,213 were all related to the completion of the technical report and the baseline work for a scoping study, which was completed in early 2003. The two studies are to be used for permitting of a drilling program expected to commence in mid-2003 and for the application of a Use Permit to dewater the existing mine workings, construct a decline initially for exploration and development activities ultimately leading to the preparation of a pre-feasibility and feasibility study leading to a production decision to put the mine into production.

As acknowledgment of its past monetary delinquencies from the previous agreement involving rent, royalty and other payments in the years up to fiscal 2000, which original payments were modified as promissory notes, Emgold agreed to pay to the owners of the Idaho-Maryland Property the sum of US$139,000, which was paid prior to December 31, 2002. The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted Emgold the exclusive right and option to purchase all of the leased property. As consideration for the said option, Emgold will pay to the owners the following non-refundable amounts: US$9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002, all of which were paid, and total $78,812. Payments of US$19,500 are due quarterly on the first day of February, May, August and November in 2003, and payments of US$25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be US$4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments shall be applied as a credit on the purchase price, but option payments shall not be so applied.

Annual and Quarterly Report
December 31, 2002

During the year ended December 31, 2002, Emgold expended $20,094 in acquisition costs and issued 50,000 common shares with a market value of $14,000 on the day of issuance on the Stewart property and expended $10,000 and issued 50,000 common shares with a market value of $5,000 on the day of issuance on property payments associated with the Rozan property. Exploration expenses written off during fiscal 2002 totalled $12,973 on the Stewart property and $815 on the Rozan property. Emgold also expended $1,513 on the Porph claims during fiscal 2002. The Porph claims are in good standing.

Liquidity and Capital Resources

Results of Operations

Emgold's loss for the year ended December 31, 2002, was $389,984, or $0.02 per share, compared to a loss of $40,997 or $0.00 per share for the year ended December 31, 2001. During fiscal 2002 Emgold renegotiated a lease and option to purchase the Idaho-Maryland property. As a result of the renegotiation, expenditures in fiscal 2002 increased substantially over expenditures in fiscal 2001. Legal, accounting and audit fees increased from $31,235 in fiscal 2001 to $51,590 in fiscal 2002. Office and administration fees increased from $60,404 in fiscal 2001 to $115,622 in fiscal 2002. These costs reflect the increased administrative time related to the processing of transactions and filing and other fees related to the increased activity by the Company. Shareholder communication fees have also increased from $25,990 in fiscal 2001 to $44,750 in fiscal 2002 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees. It also includes fees associated with the maintenance of the Company's website. Administrative expenditures will likely continue to increase as exploration and development activities on the Idaho-Maryland property proceeds.

There were no investor relations contracts entered into with any company or individual in fiscal 2002. Subsequent to the end of the first quarter of fiscal 2003, and subsequent to the date of the audit report, the Company entered into a two short-term investor relations contracts with two unrelated companies, Coal Harbor Communications ("Coal Harbor") and Windward Communications and Consulting Ltd. ("Windward"). Coal Harbor will receive a fee of CN$3,500 per month starting April 2003. The term of the contract is month-by-month. Emgold will pay Coal Harbor's fees from its current working capital. Windward will receive an initial set-up fee of US$3,500, which will cover services for during April and May of 2003, and thereafter a fee of US$2,500 per month starting June 1, 2003. The term of the contract is non-specific. However, Emgold may terminate the agreement at any time by providing Windward with a two-week written notice and payment of any outstanding fees.

Management fees of $30,000 were paid to Lang Mining Corporation ("Lang Mining") in the year ended December 31, 2001, with no comparative expense in the year ended December 31, 2002. The contract with Lang Mining expired on June 30, 2001. Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for the companies. Expenses are allocated on a full overhead cost recovery basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space. There are no management or administration fees associated with the recovery of expenses.

During fiscal 2002, $15,584 was expended on finance expense relating to the promissory notes payable to an officer and director of Emgold as compared to $33,108 in fiscal 2001. Emgold has for several years been dependent upon funding from related parties. During fiscal 2002, the Company entered into two private placements, completed a debt settlement, and has been able to pay off the majority of the creditors of the Company. Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the indebtedness arising from previous advances made over a prolonged period in

providing financial support to the Company. The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. Regulatory approval of the preferred share issuance was received subsequent to the year ended December 31, 2002. Terms of the preferred share issuance are described below.

The Series A First Preference Shares will rank in priority to the Company's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the company at any time on 30 days of written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ration of one common share for every four Series A First Preference Shares, which represents an effective conversion rate of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares will be non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Subsequent to December 31, 2002, Emgold completed a private placement of 2,472,222 units at a price of $0.45 per unit, for gross proceeds of $1,112,500. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share until February 3, 2004, at an exercise price of $0.55. Canaccord Capital Corporation received a cash commission of 8% and a non-transferable broker warrant exercisable to purchase up to 494,444 common shares until February 3, 2004, at an exercise price of $0.55 per share.

Risks and Uncertainties

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be

required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although Emgold has obtained a comprehensive legal opinion with respect to title to the Idaho-Maryland Property, there is no guarantee that its title will not be challenged or impugned. Emgold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Emgold has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the continuing support of its creditors, funding from related parties, and ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects or failure to make payments required to acquire its core properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. While environmental legislation in the state of California is well defined, it continues to evolve in a manner which means stricter standards and enforcement, and fines, penalties and closure of operations for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost

of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

Emgold's focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The Company is implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report and the Scoping Study. Applications for drill permits have been submitted to the appropriate local government agencies. Emgold is preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

The Company continues to review historic geologic and mining data in order to expand the existing resource base. Management is working to identify cost effective measures to put the Idaho-Maryland back into safe, effective and profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Emgold is also planning work programs on the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. A previous exploration program tested four areas of the Stewart property - the North gold Zone, the Silver King Porphyry Zone, the QFP Stockwork Zone and the Arrow Tungsten Zone. The program consisted of soil geochemical sampling and geological mapping. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the property. The Company is currently planning an airborne geophysical survey for the Stewart property to clarify its understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, the Company's geologists have submitted applications for four drill sites on the Stewart property.

On April 15, 2003 Emgold announced increased gold resources for the Idaho-Maryland Mine located in Grass Valley, California. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. The new resource additions satisfy requirements for measured, indicated and inferred resources under National Instrument 43-101, "Standards of Disclosure for Mineral Projects." The new resources for the Idaho-Maryland without the MCF consist of Measured Resources of 3,700 tons grading 0.40 opt gold, Indicated Resources comprised of 89,000 tons grading 0.40 opt gold, while the new Inferred Resources total 64,000 tons grading 0.40 opt gold. This represents a 19 percent increase for Indicated Resources and a 3 percent increase for Inferred Resources. The calculations were based upon extensive historic development sampling records for 2,300 feet of drift and 1,100 feet of raises located between the 1500 and 2800 levels in the Idaho workings. Twenty resource blocks demonstrating above-average gold grades were calculated within 12 separate vein structures with demonstrated continuity. Two of the blocks are inferred resources developed around single drill holes, with the majority being indicated and inferred resources within developed areas. Resources were manually calculated from polygons. Gold grades remain uncut until a proper assay grade has been calculated.

The results of the new Resources for the Idaho-Maryland Mine are summarized in "Idaho-Maryland New Mineral Resources Summary, April 7, 2003." The largest blocks of indicated and inferred resources were

developed at the 2000 foot level in the Idaho 23 Vein and at the 2400 foot level in the Idaho 1 Vein, both in the Idaho Group. The Idaho 52 Vein from the 2700 to 2800 levels and 80 Vein from the 1700 to 2070 levels also host significant quantities of new indicated and inferred resources. All resource calculations and historical development records were reviewed, compiled, and verified by Mr. Mark Payne, California Registered Geologist 7067, Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects."

Idaho-Maryland – New Mineral Resource Summary, April 7, 2003

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF[1]	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resource	9.5	393,000	0.21	81,000	0.30	117,000
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	**13.3**	**338,000**	**0.35**	**119,000**	**0.50**	**169,000**
Inferred Mineral Resource	10.0	838,000	0.25	212,000	0.37	307,000
Dorsey Group						
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	**8.0**	**192,000**	**0.30**	**57,000**	**0.42**	**80,000**
Inferred Mineral Resource	9.5	955,000	0.30	288,000	0.43	413,000
Brunswick Group						
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	**6.9**	**172,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resource	7.3	291,000	0.23	67,000	0.33	97,000
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	**67.3**	**906,000**	**0.16**	**144,000**		
Idaho-Maryland Project[2]						
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	**41.1**	**1,666,000**	**0.22**	**375,000**	**0.28**	**472,000**
Inferred Mineral Resource	9.4	2,477,000	0.26	648,000	0.38	934,000

1. MCF = Mine Call Factor (not applicable to Waterman group resources). **2.** Idaho-Maryland Project measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork / slate type ore).

Mine Call Factor

Historically at the Idaho-Maryland Mine the planned mill feed tonnage and gold grade rarely matched the actual results. This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number. This number or factor is called the multiplier factor or Mine Call Factor (MCF). Commonly, deposits of this type typically under-predict the gold produced. The MCF is necessary to accurately predict the ultimate gold recovery because sampling of high-grade material causes this condition including, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number.

James Askew & Associates ("JAA") conducted a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland. JAA selected data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine. Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44. AMEC reviewed the work done by JAA and agrees with their results. The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production. This factor should only be used on the nuggety vein system data. The more homogeneous slate hosted mineralization should not be factored at any resource category.


BCSC


PROCESSING
RECEIVED
SEP - 5 2003
SEC MAIL
SECTION

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Emgold Mining Corporation.			June 30, 2003	2003 Aug 29
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.emgold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Sargent H. Berner	2003 AUG 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	William J. Witte	2003 AUG 29

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited – prepared by management)

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	June 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 251,138	$ 116,584
Due from related parties (note 3)	13,876	75,557
Prepaid expenses and deposits	7,595	33,348
Accounts receivable	12,270	6,583
	284,879	232,072
Reclamation deposits	4,354	3,000
Equipment	51,564	6,229
Mineral property interests	125,328	87,533
	$ 466,125	$ 328,834
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 63,175	$ 99,376
Due to related parties (note 3)	31,813	26,932
	94,988	126,308
Notes payable (note 2)	-	791,447
	94,988	917,755
Shareholders' equity (Deficiency)		
Share capital (note 2)	20,239,343	18,292,876
Deficit	(19,868,206)	(18,881,797)
	371,137	(588,921)
	$ 466,125	$ 328,834

Approved by the Board

/s/Frank A. Lang
Frank A. Lang
Director

/s/William J. Witte
William J. Witte
Director

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002 (restated)	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002 (restated)
Expenses (Income)				
Amortization	$ 2,422	$ -	$ 3,371	$ -
Exploration expenses (see schedule)	300,584	14,763	576,789	19,924
Exchange losses	849	-	16,122	26
Finance expense	13,782	4,066	30,800	8,778
Legal, accounting and audit	36,558	5,673	37,705	6,609
Office and administration	5,707	524	35,479	899
Property investigations	-	7,101	-	9,610
Management fee (note 3(d))	7,500	-	15,000	-
Salaries and benefits	77,004	32,095	133,985	40,238
Shareholder communications	63,139	21,520	132,253	24,816
Taxes	-	1,271	-	1,271
Travel and conferences	3,553	-	7,835	-
Write-down (recovery) of mineral property interests	-	(178,846)	-	(170,508)
Interest and other income	(2,656)	(12)	(2,930)	(29)
	508,442	(91,845)	986,409	(58,366)
Income (loss) for the period	(508,442)	91,845	(986,409)	58,366
Deficit, beginning of period, as restated	(19,359,764)	(18,525,292)	(18,881,797)	(18,491,813)
Deficit, end of period	$ (19,868,206)	$ (18,433,447)	$ (19,868,206)	$ (18,433,447)
Income (loss) per share, basic and diluted	$ (0.02)	$ 0.00	$ (0.04)	$ 0.00
Weighted average number of common shares outstanding	27,914,243	19,476,132	27,413,812	19,035,175

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002 (restated)	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002 (restated)
Cash provided by (used for)				
Operations				
Loss for the period	$ (508,442)	$ 91,845	$ (986,409)	$ 58,366
Items not involving cash				
Amortization	2,422	-	3,371	-
Finance expense	13,782	-	30,800	-
Write-down (recovery) of mineral property interests	-	(178,846)	-	(170,508)
	(492,238)	(87,001)	(952,238)	(112,142)
Changes in non-cash working capital				
Due from related parties				
Prepaid expenses and deposits	(4,479)	-	25,753	-
Accounts receivable	(1,310)	(4,556)	(5,687)	(4,512)
Accounts payable and accrued liabilities	(24,247)	225,645	(36,201)	225,386
Due to related parties	(45,726)	(65,534)	66,562	(37,720)
	(568,000)	68,554	(901,811)	71,012
Investments				
Mineral property interests	(10,295)	(71,123)	(10,295)	(76,173)
Reclamation deposits	(1,354)	-	(1,354)	-
Equipment	(38,842)	-	(48,706)	-
	(50,491)	(71,123)	(60,355)	(76,173)
Financing				
Class A preference share issue costs	-	-	(1,000)	-
Common shares issued for cash	57,970	-	1,097,720	-
	57,970	-	1,096,720	-
Increase in cash and cash equivalents during the period	(560,521)	(2,569)	134,554	(5,161)
Cash and cash equivalents, beginning of period	811,659	4,536	116,584	7,128
Cash and cash equivalents, end of period	$ 251,138	$ 1,967	$ 251,138	$ 1,967
Supplemental information				
Issuance of shares for debt settlement	$ -	$ 225,000	$ -	$ 225,000
Shares issued for mineral property interests	$ 27,500	$ 5,000	$ -	$ 5,000
Notes payable	$ -	$ -	$ (791,447)	$ -
Interest on preference shares	$ (13,702)	$ -	$ 30,800	$ -

EMGOLD MINING CORPORATION
(an exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2003 and 2002
(Unaudited – prepared by management)

The accompanying consolidated financial statements for the interim periods ended June 30, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

1. Going concern assumption

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

As at June 30, 2003, the Company had working capital of $189,891 and a deficit of $19,868,206.

The Company has capitalized $125,328 in acquisition costs related to the Rozan, Porph and Stewart mineral property interests.

The current obligations in respect of the Stewart and Rozan mineral properties only guarantee a continuing interest in those properties, for the Company to realise the carrying value of these investments additional funding would be required or a joint venture partner would have to be identified to assist with the funding of these ventures. The Company has staked mineral claims in southeastern British Columbia.

These costs, mentioned above, are in addition to ongoing general and administration expenditures and costs on other exploration properties held by the Company.

The Company's ability to continue in operation is dependent on its ability to secure additional financing. While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

EMGOLD MINING CORPORATION
(an exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2003 and 2002
(Unaudited – prepared by management)

2. **Share capital**

Authorized:

500,000,000 (June 30, 2002 – 50,000,000) common shares without par value

50,000,000 first preference shares without par value

Issued and fully paid:

Common Shares	Number of Shares	Amount
Balance, December 31, 2001	18,589,319	17,151,797
Shares issued for cash:		
Private placement, less share issue costs	1,600,000	342,579
Private placement, less share issue costs	2,350,000	524,000
Warrants exercised	50,000	12,500
Stock options exercised	180,000	18,000
Shares issued for other:		
Debt settlement at $0.10	2,250,000	225,000
Rozan property payment at $0.10	50,000	5,000
Stewart property payment at $0.28	50,000	14,000
Balance, December 31, 2002	25,119,319	18,292,876
Rozan property payment at $0.55	50,000	27,500
Stock options exercised	280,000	63,250
Agent's warrants exercised	21,100	6,330
Warrants exercised	24,500	7,350
Private placement, less share issue costs	2,472,222	1,020,790
Escrow shares cancelled	(4,558)	--
Balance, June 30, 2003	27,962,583	$19,418,096

Subsequent to June 30, 2003, 50 common shares were issued to account for fractional rounding resulting from share exchanges relating to predecessor companies and other share consolidations. There are no amounts attached to this rounding adjustment.

Series A First Preference Shares	Number of Shares	Amount
Balance, December 31, 2002	--	$ --
Shares issued for indebtedness, less issue costs	3,948,428	788,686
Accrued interest at 7%	--	32,561
Balance, June 30, 2003	3,948,428	$821,247

During fiscal 2002, the Company entered into agreements with Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") to issue 3,948,428 Series A First Preference shares in full satisfaction of $769,686 of indebtedness to Lang. The Series A Preference shares will rank in priority to the Company's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the Company at ay time on 30 days written notice at a redemption price of $0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interest or to maintain a minimum of $2 million in working capital.

EMGOLD MINING CORPORATION
(an exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2003 and 2002
(Unaudited – prepared by management)

2. **Share capital (continued)**

The Series A First Preference Shares will be convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares, of which 3,435,616 stock options are still available to be issued. There are currently 2,149,000 stock options outstanding exercisable for periods up to ten years.

3. **Related party transactions and balances**

Services rendered by:		June 30, 2003		June 30, 2002
Lang Mining Corporation (d))	$	15,000	$	--
Director (b)	$US	45,000	$US	7,122
Legal fees (a)	$	14,747	$	--
LMC Management Services Ltd. (c)	$	236,458	$	57,798

Balances receivable from (payable to):		June 30, 2003		June 30, 2002
LMC Management Services Ltd.	$	13,876	$	--
Lang Mining Corporation (e) (Note 2)	$	--	$	(456,912)
LMC Management Services Ltd.	$	--	$	(7,332)
Sultan Minerals Inc.	$	--	$	(3,947)
Legal fees	$	(13,273)	$	(16,390)
Directors (e) (Note 2)	$	(18,540)	$	(346,698)
ValGold Resources Ltd.	$	--	$	(2,667)
	$	(31,813)	$	(833,946)

Related party information not disclosed elsewhere in these consolidated financial statements are as follows:

(a) Legal fees were paid to a law firm of which a director is a partner.

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

3. Related party transactions and balances (continued):

(d) Commencing January 1, 2003, the Company is paying a management fee of $2,500 per month to Lang Mining Corporation ("Lang Mining"), a private company controlled by an officer and director of the Company. Lang Mining provides the services of an officer and director of the Company. No other fees are paid to Lang Mining other than for the services of the officer and director.

(e) The amounts are non-interest bearing and due on demand, with no fixed terms of repayment. (See Note 2 - Series A First Preference shares). Interest on related party transactions were recorded at the exchange amounts, which are measured at fair value.

4. Subsequent events

Subsequent to June 30, 2003, 308,500 agent's warrants at $0.30, 810,000 share purchase warrants at $0.30 and 40,000 stock options at a price of $0.10 per common share were exercised and a property payment of 50,000 common shares at a value of $0.74 per share was made.

EMGOLD MINING CORPORATION

CONSOLIDATED SCHEDULES OF EXPLORATION AND DEVELOPMENT COSTS

(Unaudited - prepared by management)

	June 30, 2003	June 30, 2002
Idaho Maryland Mine, California		
Assays and analysis	865	-
Drilling	69,651	-
Geological	185,909	11,024
Mine planning	134,169	-
Site activities	110,398	694
Land lease and taxes	58,186	-
Travel and accommodation	16,745	-
	575,923	11,718
Rozan Property, British Columbia		
Assays and analysis	100	117
Geological	331	370
Site activities	-	163
	431	650
Porph Claim, British Columbia		
Site activities	-	25
Stewart Property, British Columbia		
Assays and analysis	-	2,890
Geological	429	4,206
Site activities	6	388
Travel and accommodation	-	47
	435	7,531
Exploration expenses	$ 576,789	$ 19,924

EMGOLD MINING CORPORATION
QUARTERLY REPORT June 30, 2003

Schedule A:

See unaudited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

See note 3 to the unaudited consolidated financial statements for the six months ended June 30, 2003.

3. **Summary of securities issued and options granted during the period**

(a) **Securities issued during the three months ended June 30, 2003**

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
April 1, 2003	Common	Property payment	50,000	0.55	27,500	Property payment	Nil
April 9, 2003	Common	Stock options	40,000	0.30	12,000	Cash	Nil
April 21, 2003	Common	Stock options	75,000	0.30	22,500	Cash	Nil
April 25, 2003	Common	Agent's warrants	8,600	0.30	2,580	Cash	Nil
May 23, 2003	Common	Stock options	15,000	0.25	3,750	Cash	Nil
June 5, 2003	Common	Warrants	24,500	0.30	7,350	Cash	Nil

(b) **Options granted during the three months ended June 30, 2003**

Nil

4. **Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at June 30, 2003**

27,962,583 common shares are issued and outstanding. (See Note 2 to the unaudited consolidated financial statements.

An additional 50 common shares were issued on July 23, 2003, to account for fractional rounding for share exchanges on shares issued for previous capital consolidations.

3,948,428 Series A First Preference shares. (See Note 2 to the unaudited consolidated financial statements.

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
115,000	0.30	September 22, 2003
52,000	0.30	June 16,2004
13,000	0.30	February 21, 2007
195,000	0.30	April 21, 2007
187,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
977,000	0.10	October 12, 2011
150,000		
1,839,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
953,750	0.30	September 20, 2003
953,750	0.30	September 27, 2003
2,786,900	0.30	December 20, 2003
2,966,666	0.55	February 3, 2004
7,661,066		

(d) **Shares in Escrow**

During the period, 4,558 common shares held in escrow were cancelled.

5. **List of directors and officers**

Frank A. Lang –Chairman and Director
William J. Witte –President, Chief Executive Officer and Director
Ron Lang - Director
Sargent H. Berner - Director
Ross Guenther – Project Manager and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Quarterly Report
June 30, 2003

We are pleased to present the Quarterly Report for Emgold Mining Corporation together with the unaudited interim consolidated financial statements for the six months ended June 30, 2003.

During 2002 Emgold entered into a revised mining lease and option to purchase agreement with the "BET Group" to acquire the Idaho-Maryland Gold Mine. The Agreement includes a mining lease and option to purchase the property, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), approximately 37 acres of land with mineral rights located around the New Brunswick Shaft and an additional parcel of 56 acres of land located west of the Idaho No. 1 Shaft. The term of the lease agreement is five years commencing on June 1, 2002. The revised agreement will cost the company less than half of the previous agreement with a simplified 3% Net Smelter Royalty and includes the additional 56 acre parcel of land necessary for faster and more cost effective development of the mine.

On May 20, 2003, the Grass Valley Planning Commission unanimously approved the Company's Use Permit Application UP03-02 with a 15-day public review and appeal period ending June 4, 2003. The public review and appeal periods have ended and the City of Grass Valley has granted the Use Permit to the Company. This permit allowed the Company to proceed with its surface-drilling program on the Idaho-Maryland Mine property.

Emgold has designed a 15,000 to 20,000 foot surface-drilling program to test the structural geologic model developed from over 100 years of historical information available from the Idaho-Maryland Mine. The surface-drilling program will be conducted in stages. The initial stage of the program may include 4,000 to 5,000 feet of diamond drilling (3286.5 feet completed to date) estimated to cost US$275,000 including assays and all related costs ($69,651 direct drilling costs of a budgeted US$140,000 expended to June 30, 2003) including a 10 percent contingency. The "all in" estimated unit-drilling costs are US$55.10 per foot or US$180.75 per metre. The estimated costs include all permitting, drilling, assaying, labour, sound abatement, bonding, insurance, secure core storage and other miscellaneous expenses. The surface-drilling program will be funded from the Company's treasury and with additional money from existing shareholders exercising warrants. Boart Longyear was awarded the diamond-drilling contract for the program.

The initial phase of surface core drilling will test new high-grade gold-quartz vein targets in the westernmost portion of the Idaho Deformation Corridor. These targets are in addition to the known resources at the Idaho-Maryland Mine. Drilling will explore the entire width of the Idaho Deformation Corridor along a 1,500-foot strike length and will be testing multiple lode targets. High-grade lode targets include (1) the Idaho 120 Vein target, hosted within the "L Fault", at the north boundary of the deformation corridor, (2) the Idaho "1 Vein" along the south boundary, and (3) a complex set of high-grade link veins within the corridor. Data mining from the large Idaho-Maryland Mine historic database has demonstrated the coincidence of localized, pipe-like, carbonate-sericite alteration blooms lying directly up dip from all areas of significant underground gold production. The large alteration bloom in the vicinity of the first drill site is entirely unexplored. The alteration bloom measures a minimum 500 feet in strike length and 150 feet in width. This target is structurally favorable, occupying a wedge-shaped area at the western terminus of the Deformation Corridor, where the L Fault intersects the Idaho 1 Vein. There is a high level of confidence for new high-grade lode gold discoveries in this area. This will be the first systematic attempt to explore the entire width of the Idaho Deformation Corridor at its western end.

Emgold monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation have been noted, but these are primarily aimed at large open pit mining operations, and should not adversely affect the development or future operation of the Idaho-Maryland Mine. The Idaho-Maryland is an underground mine which will employ environmentally responsible waste and tailings management systems. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain hazardous minerals. The planned operation will backfill existing workings with its mill tailings and

Emgold is also investigating new technology that will manufacture environmentally sound and saleable products that could enhance the overall profitability of the project.

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.) is also preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground exploration and development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete. Emgold is confident that it will be able to obtain a Use Permit for the Idaho-Maryland. Since the early 1960's, 37 gold mines have applied for permits in California and all have been approved and allowed to go into operation. Since 2002 three gold mines have received Use Permits to operate in California.

A debt conversion agreement with all debt holders to accept an aggregate total of 3,948,428 million Series A First Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness was completed in the first quarter of fiscal 2003. The Series A First Preference Shares are convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares, which represents an effective conversion rate equal to $0.80 per common share. The shares also have attached a gold redemption feature by which in certain circumstances the holders may elect at the time of a proposed redemption to receive gold valued at $300 (U.S.) per ounce in lieu of cash. Interest of $32,561 is payable and has been accrued at the rate of 7% per annum on the Series A First Preference Shares.

In 2002, Emgold engaged AMEC E&C Services Ltd. (AMEC) to complete a Technical Report in accordance with National Instrument 43-101. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization. The Technical Report presented Measured and Indicated Mineral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report also recommends further review of historical data to develop a better understanding of the Idaho-Maryland ore body and define additional resources. Based on this recommendation, our geologists continue to review historical and technical information to increase the knowledge and resources of the mine. In April 2003 the Company announced increased gold resources for the Idaho-Maryland. The recently updated Measured and Indicated Resources for the Idaho-Maryland Mine are 1.666 million tons at 0.22 ounces of gold per ton and Inferred Mineral Resources are 2.477 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. Additional resources continue to be defined by the project team and Emgold will be announcing increased resources as they are developed from the historical information.

Emgold commissioned AMEC in October 2002 to prepare a Scoping Study to identify the necessary activities, capital and operating costs required to further develop the Idaho-Maryland project. The Scoping Study is being used for permitting and planning purposes and was not intended to be a Pre-feasibility or Feasibility Study. The Company posted the Scoping Study on its website and provided summary information derived from it in news releases, corporate information and documentation for various permitting activities. At the request of the British Columbia Securities Commission ("BCSC"), Emgold has since removed all of the information concerning the Scoping Study and additional development, operating criteria and financial

projections from its website and corporate information. The Company now wishes to emphasize that the Scoping Study does not constitute a Technical Report within the requirements of NI 43-101 as the economic analysis in it is based on resources that have not yet been delineated and which the Scoping Study refers to as a potential block of resources. It should clearly be understood that the Scoping Study, its findings and financial projections are conceptual in nature and are not appropriate for public reliance. This includes related information regarding the development and operating potential of the Idaho-Maryland project previously disclosed in news releases, corporate brochures, the Company's website and quarterly and annual reports. At the request of the BCSC, this information should be considered withdrawn from the public record.

Our focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons between 1863 and 1893. We are implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report. Applications for drill permits have been submitted to the appropriate local government agencies and we are confident we will receive the permits in a timely manner. We are also preparing the necessary documentation to submit applications to acquire a Use Permit to construct the decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. We are currently planning an airborne geophysical survey for the Stewart property to clarify our understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, our geologists have submitted applications for four drill sites on the Stewart property.

Management Discussion and Analysis

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics, exploration and development drilling and data evaluation until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Quarterly Report
June 30, 2003

Financial Position

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2002 and 2001.

Financing Activities

At June 30, 2003, Emgold had working capital of $189,891, as compared to working capital of $674,650 at March 31, 2003. Working capital is defined as current assets less current liabilities.

Investing Activities

During the three months ended June 30, 2003 ("June 2003 Quarter"), Emgold expended $299,718 (three months ended March 31, 2003 ("March 2003 Quarter") $276,205) in exploration costs on the Idaho-Maryland Property. The costs were for consulting and engineering fees for exploration and mine planning – June 2003 Quarter - $41,496 (March 2003 Quarter - $92,673), geological – June 2003 Quarter - $86,054 (March 2003 Quarter - $99,855) and site activities including ongoing evaluation of historic data, preparation of applications for permitting of the surface exploration program and mine planning activities – June 2003 Quarter - $63,541 (March 2003 Quarter -$46,863) and drilling – June 2003 Quarter - $69,651 (March 2003 Quarter – Nil). This level of expenditure will increase as drilling continues provided that financing is sufficient to continue planned drilling. All exploration expenditures are expensed. There are currently no acquisition costs associated with the Idaho-Maryland property, as the Company has a new five-year lease and option to purchase on the property. The current lease commenced on June 1, 2002, and expires on May 31, 2007.

The term of the amended lease on the Idaho-Maryland property is five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted Emgold the exclusive right and option to purchase all of the leased property. As consideration for the option, Emgold paid US$9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002. Payments of US$19,500 are due quarterly on the first day of February ($30,233 paid), May ($27,953 paid), August (paid subsequent to the period end) and November in 2003, and payments of US$25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007. In the event that all payments have been made, the purchase price for 2002 was to be US$4,350,000. For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments may be applied as a credit on the purchase price, but option payments may not be so applied.

During the six months ended June 30, 2003, there were 50,000 common shares issued at a deemed value of $27,500 on the Rozan property. Exploration expenses written off during June 2003 Quarter were $210 compared to $215 in March 2003 Quarter on the Stewart property, and $56 during June 2003 Quarter compared to $375 in March 2003 Quarter on the Rozan property. Emgold expended no funds on the Porph claims during fiscal 2003. The Porph claims are in good standing.

Liquidity and Capital Resources

Results of Operations

Six Months Ended June 30, 2003, Compared to Six Months Ended June 30, 2002

Emgold's loss for the six months ended June 30, 2003 ("fiscal 2003") was $986,409, or $0.04 per common share compared to income of $58,366, or $0.00 per common share in the six months ended June 30, 2002 ("fiscal 2002"). Legal, accounting and audit fees increased from $6,609 in fiscal 2002 to $37,705 in fiscal 2003. The increase is due to higher audit fees related to stock option compensation, preference share

issuances and additional audit costs. Legal costs also increased from the prior year due to the preference share debt settlement and other legal fees related to review of agreements and other documents as the Company has become more active as the exploration on the Idaho-Maryland property progresses.

Office and administration fees increased from $899 in fiscal 2002 to $35,479 in fiscal 2003. These costs include telephone, facsimile, office supplies and general administrative expenditures, which have increased substantially in fiscal 2003 because of the increased exploration activities in the Company. The increase in administration costs correlates directly to the increase in exploration costs. Office supplies, telephone, courier, postage, and all related costs increase as exploration increases. Salaries and benefits also increase directly with the increase in exploration activity and increased from $40,238 in fiscal 2002 to $133,985 in fiscal 2003. These costs reflect the increased management, administrative and accounting and time related to regulatory reporting and the processing of transactions and other non-exploration related labour costs related to the increased activity by the Company. The fiscal 2002 activity did not increase substantially until after the end of the second interim period, and activity on the Idaho-Maryland property increased as financing was obtained to enable commissioning of the Technical Report, other investigations and reports were completed in fiscal 2002 and early 2003. Exchange losses have increased from $26 in fiscal 2002 to $16,122 in fiscal 2003. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations.

Shareholder communication fees have also increased from $24,816 in fiscal 2002 to $132,253 in fiscal 2003 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees of $26,419 in fiscal 2003 compared with $15,969 in fiscal 2002. It also includes fees associated with the maintenance of the Company's website. In fiscal 2003 the Company entered into two investor relations contracts and utilized the services of a media relations consultant for total costs of $58,643, compared to $nil in fiscal 2002. There were no investor relations or media relations consultants utilized in fiscal 2002. A media campaign and an advertising program commenced in the first quarter of fiscal 2003. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities. Emgold has also expended $34,186 on advertisements in investor publications and other forms of advertising during fiscal 2003.

During the three months ended June 30, 2003, the Company entered into two short-term investor relations contracts with two unrelated companies, Coal Harbor Communications ("Coal Harbor") and Windward Communications and Consulting Ltd. ("Windward"). Coal Harbor's contract provides for a monthly fee of $3,500 commencing April 2003. The term of the contract is month-by-month. To June 30, 2003, fees paid to Coal Harbor total $10,500. Windward received an initial set-up fee of US$3,500, which covered services for April and May of 2003, and thereafter a monthly fee of US$2,500, commencing June 1, 2003. The term of the contract is non-specific. To June 30, 2003, fees paid to Windward were $11,890. Emgold may terminate the Windward agreement at any time by providing a two-week written notice and payment of any outstanding fees. A media relations consultant has been utilized on an ad hoc basis for total costs incurred to date of $23,819 with no comparative expenditure in fiscal 2002.

Administrative expenditures will likely remain at the present level for the foreseeable future if the Company is successful in financing the planned exploration program for the Idaho-Maryland property.

Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") in fiscal 2003, for the services of the Chairman and director of the Company, compared to no expenditure in fiscal 2002. No additional salary or fee is paid directly or to any other company for the services of the Chairman by the Company. Lang Mining is a private company controlled by an officer and director of the Company.

Quarterly Report
June 30, 2003

Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to provide administrative, geological and management services for the companies. Expenses are allocated on a full overhead cost recovery basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space. There are no management or administration fees associated with the recovery of expenses.

Three Months Ended June 30, 2003, Compared to Three Months Ended March 31, 2003 and Three Months Ended June 30, 2002

Emgold's loss for the three months ended June 30, 2003, was $508,442 or $0.02 per share (three months ended March 31, 2003, compared to income of $91,845, or $0.00 per share ($38,217 or $0.00 per share) for the three months ended June 30, 2002 ("June 2002 Quarter"). In fiscal 2002 Emgold renegotiated its lease and option to purchase the Idaho-Maryland property. As a result of the renegotiation, expenditures have increased substantially on the Idaho-Maryland property. These expenditures will be substantial over the next year as drilling programs and preparation of application for a Use Permit is being planned. The initial phase of drilling commenced in June 2003. Emgold changed its accounting policy in fiscal 2002 with respect to exploration expenses and now expenses all exploration costs on its mineral property interests.

Legal, accounting and audit fees were $36,558 in June 2003 Quarter ($1,147 in March 2003 Quarter; $5,673 in June 2002 Quarter). Audit fees were higher than anticipated due to stock compensation and other regulatory requirements. Legal fees were incurred with respect to agreements under negotiation, review of contracts and increasing regulatory review and reporting requirements.

Office and administration expenses were $5,707 in June 2003 Quarter ($29,772 in March 2003 Quarter; $524 in June 2002 Quarter). Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.

Salaries and benefits were $77,004 in June 2003 Quarter ($56,981 in March 2003 Quarter; $32,095 in June 2002 Quarter). These costs reflect the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements and other salary costs fees related to the increased activity in the Company. The fiscal 2002 activity did not increase substantially until the end of the second interim period, and activity on the Idaho-Maryland property increased as financing was obtained and the Technical Report and other reports were completed in fiscal 2002 and 2003. Expenditures should remain at the current level in the third and fourth interim periods if the Company is able to obtain financing to continue its planned 2003 exploration program.

Exchange losses were $84929 in June 2003 Quarter ($15,273 in March 2003 Quarter; $nil in June 2002 Quarter). The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations.

Shareholder communication costs were $63,139 in June 2003 Quarter ($69,114 in March 2003 Quarter; $24,836 in June 2002 Quarter). This increase is due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees of $14,093 in June 2003 Quarter ($11,426 in March 2003 Quarter; $21,520 in June 2002 Quarter). It also includes fees associated with the maintenance of the Company's website. In fiscal 2003 the Company entered into two investor relations contracts and a media relations contractor was hired on an ad hoc basis. $15,819 was incurred in June 2003 Quarter ($8,500 in March 2003 Quarter; $nil in June 2002 Quarter) on a media campaign and an advertising program commenced in the first quarter of fiscal 2003. Investor relations

contractual activities incurred in June 2003 Quarter totalled $30,591 ($nil – March 2003 Quarter; $nil in June 2002 Quarter). There were no investor relations contractors utilized by the Company in fiscal 2002. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland, the investment community and shareholders of new developments and investment opportunities.

During the quarter 150,000 stock options were granted at a price of $0.60 to a director of the Company, expiring on June 18, 2013.

Financing Activities

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum, of which $32,561 has been accrued. The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of $0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion rate of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

During the six months ended June 30, 2003, Emgold completed a private placement of 2,472,222 units at a price of $0.45 per unit, for net proceeds of $1,020,790. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share until February 3, 2004, at an exercise price of $0.55. A cash commission of 8% was paid and a non-transferable broker warrant was issued, exercisable to purchase up to 494,444 common shares until February 3, 2004, at an exercise price of $0.55 per share.

During fiscal 2003 280,000 stock options were exercised at prices ranging from $0.10 to $0.30 per share, 21,100 agent's warrants were exercised at $0.30, and 24,500 share purchase warrants were exercised at $0.30 to provide $76,930 to the Company.

At June 30, 2003, Emgold had 1,907,500 share purchase warrants available for exercise at $0.30 expiring in September 2003. Subsequent to the six months ended June 30, 2003, and up to the date of this report 308,500 agent's warrants at $0.30, 810,000 share purchase warrants at $0.30 and 40,000 stock options at a price of $0.10 per common share were exercised to provide a total of $339,550 to the Company. A property payment

of 50,000 common shares at a value of $0.74 per share was made on the Stewart property subsequent to the period end.

Risks and Uncertainties

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Emgold's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Emgold has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Emgold has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Emgold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Idaho-Maryland Property. If all required permits are not granted, no mining operations can commence. The other properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although Emgold has obtained a comprehensive legal opinion with respect to title to the Idaho-Maryland Property, there is no guarantee that its title will not be challenged or impugned. Emgold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Emgold has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the

continuing support of its creditors, funding from related parties, and ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects or failure to make payments required to acquire its core properties.

The Idaho-Maryland property is located in the State of California. Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation are primarily targeting large open pit mining operations for all metals, not specifically gold. The legislation addresses the reclamation and backfilling of large open pit mining operations and specifically the stabilization, contouring and naturalization of waste and tailings containment sites. This new legislation does not adversely affect the development or operation of the Idaho-Maryland Mine located in Grass Valley, California. The Idaho-Maryland is an underground mine and will employ environmentally responsible waste and tailings management systems. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain significant quantities of hazardous minerals. The Idaho-Maryland Mine will backfill existing workings with its mill tailings and is also investigating new technology that will manufacture environmentally sound and saleable products that could enhance the overall profitability of the mine. The new mining legislation does not have any impact on Emgold's ability to develop or operate the Idaho-Maryland Mine as a safe, effective and profitable gold mine. Emgold will make information available to the public as it progresses through the permitting process and when it is appropriate to do so.

The mineral industry is intensely competitive in all its phases. Emgold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. While environmental legislation in the state of California is well defined, it continues to evolve in a manner which means stricter standards and enforcement, and fines, penalties and closure of operations for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

Emgold's focus over the next year will be development activities on the Idaho-Maryland gold property in areas above the 1,500 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The Company is implementing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test the understanding of the structural nature of new areas in the deposit and high-grade targets defined in the Technical Report. Applications for a surface-drilling permit have been submitted to the appropriate local government agencies. On May 20, 2003, the Planning Commission of the City of Grass

Valley unanimously approved Emgold's application to proceed with the drilling program subject to a mandatory 15-day review period required for public comment and the review of any conditions as outlined in the Company's application. On June 5, 2003, the City of Grass Valley granted Use Permit UP03-02 to the Company to complete surface diamond drilling from four surface locations within the City for a six-month term to commence from the start of drilling. The surface-drilling program will be conducted in stages. The first stage of surface drilling is planned to include approximately 4,000 to 5,000 feet of diamond drilling estimated to cost US$ 275,500 including a 10 percent contingency. The "all in" estimated unit-drilling costs are US$ 55.10 per foot or US$180.75 per metre. The surface-drilling program will be funded from the Company's treasury with additional money from existing shareholders exercising warrants. The budget for the 5,000-foot drill program is presented in the following table:

ACTIVITY	ESTIMATED COST (US$)
Direct Diamond Drilling	$140,000
Assaying	54,000
Geology - Labour	15,400
Data Processing	1,500
Site Preparation	1,500
Land Leases	6,000
Core Storage	4,500
Consumables	5,600
Noise Suppression Equipment	2,000
Reclamation and Abandonment	5,000
Bonding for Reclamation	5,000
Liability Insurance	5,000
Miscellaneous	5,000
Contingency (10%)	25,000
Total	$275,500

Emgold is preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete.

The Company continues to review historic geologic and mining data in order to expand the existing resource base. Management is working to identify cost effective measures to put the Idaho-Maryland back into safe, effective and profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Emgold is also planning work programs on the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia. A previous exploration program tested four areas of the Stewart property - the North gold Zone, the Silver King Porphyry Zone, the QFP Stockwork Zone and the Arrow Tungsten Zone. The program consisted of soil geochemical sampling and geological mapping. Further prospecting and rock chip sampling over two lobes of the Silver King intrusive located on either side of Highway 6 will be needed to fully assess the potential of the property. The Company is currently planning an airborne geophysical survey for the Stewart property to clarify its understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas. In anticipation of successful results, the Company's geologists have submitted applications for four drill sites on the Stewart property.

Quarterly Report
June 30, 2003

On April 15, 2003 Emgold announced increased gold resources for the Idaho-Maryland Mine located in Grass Valley, California. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44 the revised total Measured and Indicated Mineral Resources consist of 1.666 million tons grading 0.28 ounces per ton (opt) containing 472,000 ounces of gold and Inferred Mineral Resources of 2.477 million tons grading 0.38 opt containing an additional 934,000 oz of gold. The new resource additions satisfy requirements for measured, indicated and inferred resources under National Instrument 43-101, "Standards of Disclosure for Mineral Projects. "The new resources for the Idaho-Maryland without the MCF consist of Measured Resources of 3,700 tons grading 0.40 opt gold, Indicated Resources comprised of 89,000 tons grading 0.40 opt gold, while the new Inferred Resources total 64,000 tons grading 0.40 opt gold. This represents a 19 percent increase for Indicated Resources and a 3 percent increase for Inferred Resources. The calculations were based upon extensive historic development sampling records for 2,300 feet of drift and 1,100 feet of raises located between the 1500 and 2800 levels in the Idaho workings. Twenty resource blocks demonstrating above-average gold grades were calculated within 12 separate vein structures with demonstrated continuity. Two of the blocks are inferred resources developed around single drill holes, with the majority being indicated and inferred resources within developed areas. Resources were manually calculated from polygons. Gold grades remain uncut until a proper assay grade has been calculated.

The results of the new Resources for the Idaho-Maryland Mine are summarized in "Idaho-Maryland New Mineral Resources Summary, April 7, 2003." The largest blocks of indicated and inferred resources were developed at the 2000 foot level in the Idaho 23 Vein and at the 2400 foot level in the Idaho 1 Vein, both in the Idaho Group. The Idaho 52 Vein from the 2700 to 2800 levels and 80 Vein from the 1700 to 2070 levels also host significant quantities of new indicated and inferred resources. All resource calculations and historical development records were reviewed, compiled, and verified by Mr. Mark Payne, California Registered Geologist 7067, Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects."

Mine Call Factor (see Mineral Resource Summary on next page)

Historically at the Idaho-Maryland Mine the planned mill feed tonnage and gold grade rarely matched the actual results. This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number. This number or factor is called the multiplier factor or Mine Call Factor (MCF). Commonly, deposits of this type typically under-predict the gold produced. The MCF is necessary to accurately predict the ultimate gold recovery because sampling of high-grade material causes this condition including, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number.

James Askew & Associates ("JAA") conducted a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland. JAA selected data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine. Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44. AMEC reviewed the work done by JAA and agrees with their results. The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production. This factor should only be used on the nuggety vein system data. The more homogeneous slate hosted mineralization should not be factored at any resource category.

Quarterly Report
June 30, 2003

Idaho-Maryland – Mineral Resource Summary, April 7, 2003

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF[1]	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resource	9.5	393,000	0.21	81,000	0.30	117,000
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	**13.3**	**338,000**	**0.35**	**119,000**	**0.50**	**169,000**
Inferred Mineral Resource	10.0	838,000	0.25	212,000	0.37	307,000
Dorsey Group						
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	**8.0**	**192,000**	**0.30**	**57,000**	**0.42**	**80,000**
Inferred Mineral Resource	9.5	955,000	0.30	288,000	0.43	413,000
Brunswick Group						
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	**6.9**	**172,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resource	7.3	291,000	0.23	67,000	0.33	97,000
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	**67.3**	**906,000**	**0.16**	**144,000**		
Idaho-Maryland Project[2]						
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	**41.1**	**1,666,000**	**0.22**	**375,000**	**0.28**	**472,000**
Inferred Mineral Resource	9.4	2,477,000	0.26	648,000	0.38	934,000

1. MCF = Mine Call Factor (not applicable to Waterman group resources). **2.** Idaho-Maryland Project measured resources are split into two categories: 1. The Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. The Waterman Group (stockwork / slate type ore).


EMGOLD

EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@emgold.com

August 29, 2003

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report for the Period Ended June 30, 2003

On August 29, 2003, Emgold Mining Corporation ("the Company") distributed its Quarterly Report for the period ended June 30, 2003, to shareholders appearing on the Company's supplemental mailing list.

Sincerely,

(signed)
"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Emgold Mining Corporation**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3003
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